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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 3)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 17, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO

Introduction

        This Amendment No. 3 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No.1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 of the Statement is hereby amended by adding the following at the end thereof:

        "New bank debt facilities have been underwritten by Barclays Bank PLC, Deutsche Bank AG London ("Deutsche Bank"), JP Morgan Chase Bank, N.A. and The Royal Bank of Scotland plc. These new syndicated loan arrangements have been entered into expressly to provide debt financing for the Offer, to refinance Xstrata's existing bank debt and certain existing indebtedness of Falconbridge and to provide working capital facilities for the combined Xstrata and Falconbridge. Drawdown under the new debt facilities is conditional, among other things, upon the passing of certain ordinary resolutions relating to the Offer to be proposed at an extraordinary general meeting of Xstrata shareholders.

        If the Offer is completed, Xstrata has committed to undertake one or more equity capital offerings to refinance a portion of the new debt facilities. Deutsche Bank and J.P. Morgan Securities Ltd. have irrevocably undertaken to underwrite any future equity offering to raise funds to repay any amounts outstanding, under a US$7.0 billion subordinated debt facility agreement (the "Equity Bridge Facility Agreement"), to raise, in aggregate, such amount as is required to pay or repay any amounts then outstanding under the Equity Bridge Facility Agreement, together with costs and expenses (the "Refinancing Amount"). The Refinancing Amount will be raised by way of an underwritten rights issue of ordinary shares to existing Xstrata shareholders, unless Xstrata, with the prior approval of Deutsche Bank and JPMorgan Cazenove Limited, determines otherwise."

Item 4.    Purpose of Transaction.

        Item 4 of the Statement is hereby amended by deleting the fourth paragraph thereof in its entirety and by adding the following paragraphs at the end thereof:

        "On May 17, 2006, Xstrata Canada Inc. ("Xstrata Canada"), a corporation organized under the laws of Ontario, Canada and a wholly-owned indirect subsidiary of Xstrata, announced that it intends to make an offer to acquire all of the outstanding Common Shares (together with the associated rights issued and outstanding under Falconbridge's shareholder rights plan), other than any Common Shares owned directly or indirectly by Xstrata Canada or its affiliates, for a purchase price of Cdn. $52.50 per share (the "Offer").

        Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time: acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the Schedule I Persons or the Schedule II Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons' knowledge, any of the Schedule I Persons or the Schedule II Persons may make the same evaluation and reserve the same rights."

4

Item 5.    Interest in Securities of the Company.

        The first sentence of Item 5(a) of the Statement is hereby deleted and replaced in its entirety with the following sentence:

        "The Purchaser beneficially owns 73,665,996 Common Shares representing 19.8% of the issued and outstanding Common Shares."

Item 7.    Material to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit No.	Description
12.	Press Release of Xstrata plc, dated May 17, 2006.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XSTRATA PLC
Dated: May 17, 2006
	By:	/s/ BENNY STEVEN LEVENE Benny Steven Levene Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1184760 ALBERTA LTD.
Dated: May 17, 2006
	By:	/s/ BENNY STEVEN LEVENE Benny Steven Levene Chief Legal Counsel

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